GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in $US unless stated otherwise)

GOLDCORP REPORTS 2013 THIRD QUARTER RESULTS

Vancouver, British Columbia, October 24, 2013 – GOLDCORP INC. **(TSX: G, NYSE: GG)** today reported adjusted quarterly revenues[1] of $1.2 billion, generating adjusted net earnings[1,2] of $190 million, or $0.23 per share, compared to $441 million, or $0.54 per share, in the third quarter of 2012. Revenues were $929 million and net earnings were $5 million in the quarter compared to net earnings of $498 million in the third quarter of 2012. Adjusted operating cash flow[1,3] was $375 million, or $0.46 per share, compared to $686 million, or $0.85 per share, in the third quarter of 2012.

Third Quarter 2013 Highlights

- Adjusted revenues totaled $1.2 billion.
- Gold sales totaled 652,100 ounces[1] on gold production of 637,100 ounces.
- All-in sustaining costs totaled $992[1,4] per ounce; cash costs totaled $551 per ounce on a by-product basis[1,5] and $706 per ounce on a co-product basis[1,5].
- Adjusted operating cash flow totaled $375 million, or $0.46 per share.
- Adjusted net earnings were $190 million, or $0.23 per share.
- Dividends paid amounted to $122 million.
- Revised initial cost and schedule at Cerro Negro project in Argentina to affect 2014 outlook.
- Amendments to the Special Lease Agreement ("SLA") for the Pueblo Viejo mine were ratified by the President of the Dominican Republic.
- Signed the Obishikokaang Collaboration Agreement on behalf of the Red Lake Mine with the Lac Seul First Nation.

"Operations throughout our portfolio performed as planned during the third quarter and we remain on track to achieve our annual production and cost guidance," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Most importantly, our focus on operational discipline and cost containment delivered positive results. Most of our mines saw meaningful reductions in costs compared to the previous quarter, with particularly impressive improvement at some of our higher-cost operations such as Porcupine in Ontario. The operating teams at each mine have continued to implement innovative ways of adding value consistent with our Operating for Excellence program, and as additional initiatives take hold we look forward to a positive impact on our financial results. Two of our three current development projects are set to begin contributing to our low-cost production profile in 2014, and given our strong balance sheet and low debt levels, we will enter this new growth phase an efficient, well-capitalized organization with our peak year of capital spending behind us.

"The pace of development at Éléonore and Cochenour is especially impressive, and the team at Cerro Negro in Argentina deserves special mention for the progress they made this quarter in a challenging environment. However, factors in Argentina, including permitting delays, an unsustainable foreign exchange rate and uncertainty with respect to provincial taxation demands continue to present significant challenges to our project. In response, we have suspended exploration and deferred certain development activities at Cerro Negro, and we are revising our guidance for first gold production and capital costs. We are in the midst of our planning and budgeting process for 2014 and, despite the delay at Cerro Negro, we continue to anticipate strong company-wide production growth in 2014 along with reduced all-in sustaining costs, which should drive higher margins and operating cash flow."

Financial Review

Gold sales in the third quarter were 652,100 ounces on production of 637,100 ounces. This compares to sales of 617,800 ounces on production of 592,500 ounces in the third quarter of 2012. Silver production totaled 7.7 million ounces compared to silver production of 8.5 million ounces in the prior year's third quarter. Costs were $992 per ounce of gold on an all-in sustaining basis, $551 per ounce on a by-product basis and $706 per ounce on a co-product basis.

Net earnings in the quarter totaled $5 million compared to net earnings of $498 million in the third quarter of 2012. Adjusted net earnings in the third quarter totaled $190 million, or $0.23 per share, compared to $441 million, or $0.54 per share, in the third quarter of 2012. Adjusted net earnings in the third quarter of 2013 primarily exclude the retroactive impacts of the Pueblo Viejo SLA amendments, losses from the foreign exchange translation of deferred income tax liabilities, and foreign exchange losses on capital projects, but include the impact of non-cash stock-based compensation expenses which amounted to approximately $24 million, or $0.03

per share, for the quarter. Adjusted operating cash flow was $375 million compared to $686 million in last year's third quarter. The average realized gold price for the quarter was $1,339 per ounce compared to $1,685 per ounce during the year-ago quarter.

Mexico

Third quarter gold production at Peñasquito increased to 113,900 ounces compared to 88,100 ounces in the second quarter, driven by higher grade consistent with the mine plan. Total cash costs decreased compared to the second quarter to $830 per ounce on an all-in sustaining cost basis and $403 per ounce on a by-product basis. Silver production increased to 5.9 million ounces; lead production totaled 41.0 million pounds and zinc production totaled 76.3 million pounds. Process plant throughput in the quarter averaged 109,947 tonnes per day with water availability as expected. Gold production at Peñasquito is expected to meet narrowed guidance for the year of between 370,000 and 390,000 ounces.

The Northern Well Field project, designed to increase overall water availability at Peñasquito, continued on schedule and the final pipeline routing has been selected. Completion of land and access agreements continued to proceed throughout the quarter and engineering is essentially complete. Construction management bids were received and are under evaluation, with construction activities planned to commence in the fourth quarter of 2013.

Exploration at Peñasquito is focused on defining the intersection of the copper-gold sulphide-rich skarn mineralization and porphyry deposit located below and adjacent to current mineral reserves. The first phase of this exploration program is nearly complete, with 3,260 metres drilled in the third quarter, in four holes.

Gold production at Los Filos was 73,400 ounces in the third quarter at an all-in sustaining cost of $891 per ounce and $640 per ounce on a by-product basis. Gold production was lower than expected as a result of severe storms that interrupted delivery of supplies to the mine site. The 2013 exploration program was completed during the quarter and the modeling process is underway. The crushing and agglomeration plant expansion is progressing and anticipated to be completed by the end of 2013.

Canada

At Red Lake in Ontario, gold production for the third quarter was 97,000 ounces at an all-in sustaining cost of $986 per ounce and $640 per ounce on a by-product basis.   As expected, gold production during the quarter was lower than the second quarter of 2013 due to mining lower grade blocks in the 41 and 45 levels and the planned commencement of the 47- 46 level de-stress work. Red Lake remains on track to meet gold production guidance for the year of between 475,000 and 510,000 ounces.

Drilling continued on the NXT zone during the quarter. To date, results indicate that the zone remains open vertically and to the west. Several drills are targeting this zone both from the 4199 exploration drift, the new 47 level exploration drift and from existing infrastructure at higher levels in the mine.

At Porcupine in Ontario, gold production in the third quarter increased to 76,000 ounces at an all-in sustaining cost of $921 per ounce and $637 per ounce on a by-product basis. These are the lowest costs at Porcupine since the fourth quarter of 2011, driven by strong production and successful Operating for Excellence initiatives. The Hoyle Pond underground operation experienced similar grades on 7% lower tonnage due to the optimization of long-hole sequencing to remove marginal tonnes. The Dome underground operation experienced 61% higher grades and 18% lower tonnage due to optimization of the mining sequence. Material reclaimed from stockpile provided 22% higher tonnage due to higher mill throughput.

The Hollinger project continues to be delayed pending final permitting. The Environmental Compliance Approval is expected to be issued by the Ontario Ministry of the Environment in the fourth quarter of 2013.   On-site work focused on remediation of critical voids and reverse circulation drilling to define ore limits prior to mining. A revised mine plan has been developed to support an economic project at lower gold prices.

Central America

At Pueblo Viejo, third quarter gold production totaled 75,400 ounces at an all-in sustaining cost of $661 per ounce and $553 per ounce on a by-product basis. Production decreased compared to the second quarter primarily due to lower tonnage processed. The decrease in tonnes milled during the quarter resulted from down time to complete Phase 2 modifications to the autoclaves and impacts from the rainy season that increased water-treatment and lime requirements. Phase 2 modifications are complete on all four autoclaves and each has been successfully tested at design throughput of 300 tonnes per hour. Silver recoveries continue to be negatively impacted by heating and lime issues, and remediation activities continued during the quarter. Optimization of plant operations continues with a current focus on the limestone circuit.

Production in the first three quarters of 2013 was lower than expected as a result of these ongoing modifications to the autoclaves. It is anticipated that production is expected to be at the lower end of the guidance range of between 330,000 and 435,000 ounces (on a 40% basis).

The new 215 MW power plant was commissioned on schedule during the third quarter with commercial operations commencing early in the fourth quarter.

Growth Projects

Cerro Negro

Construction continued to advance in the third quarter of 2013 in key areas of the Cerro Negro project including plant construction, infrastructure, and mine development. However, the project has been subject to a number of challenges, including an approximate six-month delay in the start of construction for the main power transmission line resulting from the delay in issuance of necessary permits; significant in-country inflation at an annualized rate of approximately 25 to 30%, without a corresponding decline in the Peso exchange rate; labour and contractor productivity issues; and uncertainty related to the recently-enacted Resource Tax imposed by the Provincial Government of Santa Cruz. As a result of these challenges, the Company has elected to defer certain capital spending at Cerro Negro, including the suspension of all exploration activity, and deferral of further development of the Mariana Norte deposit until late 2014. These challenges have resulted in a revised schedule and initial capital cost estimate for Cerro Negro.   The Company now expects first gold production in mid-year 2014 with commercial production expected in the fourth quarter of 2014. The revised initial capital cost estimate is now expected to be between $1.6 and $1.8 billion, including anticipated continued inflation at current rates and an assumed exchange rate for the Peso of 6:1 US$ for 2014. The Company now expects estimated gold production of between 130,000 and 180,000 ounces in 2014. As a result of previous exploration success in the Eureka and Mariana Central veins and the delay of plant startup, the suspension of development of Mariana Norte is not expected to impact gold production levels during the first five years of operations.

Éléonore

Engineering activities progressed significantly during the third quarter of 2013 in all areas on-site. Overall surface construction progress reached 65%. Despite challenges associated with wildfires and a province-wide construction strike this summer, the project remains on track for first gold by the end of 2014.

The exploration ramp has now reached 3,645 metres in length which corresponds to a vertical depth of approximately 560 metres below surface. The ramp is planned to connect with the main mine level (650m level) in November of this year, creating a secondary egress with a complete ventilation circuit. In parallel with the ramp development, four other development crews were active during the quarter excavating mining levels in the Upper Mine. A significant milestone was reached with first ore development from the 410 metre level. The production shaft has now reached a depth of 525 metres and is expected to reach approximately 700 metres by the end of the year, in line with plan.

Exploration activities during the third quarter focused on in-fill drilling in the Upper and Lower Mine areas and exploration in the Lower Mine area. A total of 17,128 metres of diamond drilling was completed from working platforms in the exploration ramp and at the 650 metre level, as compared to 23,528 metres in the prior quarter. Drilling progress was impacted during the current quarter by the forest fire evacuation in early July resulting in a delay in development. Currently, six diamond drills are active at the site.

Cochenour

At Cochenour in the Red Lake district, the haulage drift has now advanced to 80% completion. The advance rate in the drift was reduced to address poor ground conditions related to a talc zone. Two drills continue to work in the haulage drift to test the potential of the underexplored area. The first drill platform for underground exploration diamond drilling of the Bruce Channel Deposit is being excavated and drilling has commenced in the fourth quarter. The Cochenour project remains on track for first gold in the first half of 2015.

Camino Rojo

At Camino Rojo near Peñasquito, exploration activities during the third quarter were focused on in-fill drilling and the extraction of core samples for metallurgical studies of the West Extension and Represa zones. Eleven core drills operated for a total 40,231 metres drilled in 63 holes. A total of 91.4 tonnes of core samples were shipped for metallurgical testing, including 42.3 tonnes from the West Extension, and 49.1 tonnes from the Represa zone.

El Morro

On October 22, 2013, the Environmental Assessment Commission of Atacama analyzed a final report prepared by the Chilean environmental permitting authority (SEA) and unanimously decided on the reinstatement of the environmental permit for the El Morro project, which had been suspended since April 27, 2012. The permit was suspended pending the definition and implementation by the SEA of a community consultation process which corrects certain deficiencies in that process as specifically identified by the Antofogasta Court of Appeals. The project continues with community engagement, optimization of project economics, and evaluation of alternatives for a long-term power supply.

Guidance Update

The Company today provided updated guidance for 2013 within a narrower range of between 2.6 and 2.7 million ounces at an all-in sustaining cost of between $1,050 and $1,100 per ounce; $550 and $575 per ounce on a by-product basis; and $700 to $725 per ounce on a co-product basis. Capital spending remains on track with guidance of $2.6 billion, a reduction from the original guidance of $2.8 billion for the year.

With respect to 2014, the Company is in the midst of its annual planning and budgeting process. Previous 2014 gold production guidance of between 3.2 and 3.5 million ounces included approximately 400,000 ounces of gold from Cerro Negro. The Company will provide actual 2013 gold production as well as 2014 production, cost and capital spending guidance in early January 2014.

Commitment to Partnerships

Demonstrating its commitment to partnerships Goldcorp and the Lac Seul First Nation signed the Obishikokaang Collaboration Agreement which sets a framework for continued consultation and support for current and future operations of Red Lake Gold Mines and defining the long-term benefits for the First Nation. The agreement will bring recognition and economic benefits to Lac Seul First Nation, comprised of about 3,200 band members with significant historical ties to the development of the Red Lake gold camp. Many band members reside within the municipality of Red Lake.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

This release should be read in conjunction with Goldcorp's third quarter 2013 interim consolidated financial statements and MD&A report on the Company's website, in the "Investor Resources – Reports & Filings" section under "Quarterly Reports".

Conference Call and Webcast

A conference call will be held on October 24, 2013 at 10:00 a.m. (PDT) to discuss the third quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-695-6617 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until November 24, 2013 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US. Pass code: 5331726. A live and archived audio webcast will also be available at www.goldcorp.com.

The scientific and technical information concerning Goldcorp's mineral properties contained herein is based upon information prepared by or under the supervision of Maryse Belanger, Senior Vice-President, Technical Services of Goldcorp who is a "qualified person" within the meaning of National Instrument 43-101.

(1) The Company has included non-GAAP performance measures on an attributable basis (Goldcorp share) throughout this document. Attributable performance measures include the Company's mining operations and projects and the Company's share from Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more accurate measurement of the Company's operating and economic performance and reflects the Company's view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. However these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(2) Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 39 of the Q3 2013 Management Discussion & Analysis ("MD&A") for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3) Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations. Refer to page 40 of the Q3 2013 MD&A for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities.

(4) For 2013, the Company is adopting an "all-in sustaining cost" non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis. Refer to page 38 of the Q3 2013 MD&A for a reconciliation of all-in sustaining costs.

(5)   The Company has included non-GAAP performance measures - total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. In addition to conventional measures prepared in accordance with GAAP, the Company assesses this measure in a manner that isolates the impacts of gold production volumes, the by-product credits, and operating costs fluctuations such that the non-controllable and controllable variability is independently addressed. The Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating performance internally, including operating cash costs, as well as in its assessment of potential development projects and acquisition targets. The Company believes these measures provide investors and analysts with useful information about the Company's underlying cash costs of operations and the impact of by-product credits on the Company's cost structure and is a relevant metric used to understand the Company's operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes by-product credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing the Company's management and other stakeholders to assess the net costs of gold production.   The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp's share of by-product silver, copper, lead and zinc sales revenues from Goldcorp's share of production costs.

Total cash costs on a co-product basis are calculated by allocating Goldcorp's share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2013	2012	2011
Gold	$1,600	$1,600	$1,250
Silver	30.00	34.00	20.00
Copper	3.50	3.50	3.25
Lead	0.90	0.90	0.90
Zinc	0.90	0.90	0.90

Refer to page 37 of the MD&A for a reconciliation of total cash costs to reported production costs.

(6)   At September 30, 2013 the Company held $972 million of cash and cash equivalents, $17 million of money market investments and held an undrawn $2 billion revolving credit facility.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2012 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit

Vice President, Investor Relations

Goldcorp Inc.

Telephone: (604) 696-3074

Fax: (604) 696-3001

E-mail: info@goldcorp.com

website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL RESULTS
(in millions of United States dollars, except per share amounts and where noted)

	Three Months Ended September 30	
	2013	2012
Revenues	**$929**	$1,282
Gold produced (ounces)	**637,100**	592,500
Gold sold (ounces)	**652,100**	617,800
Copper produced (thousands of pounds)	**21,400**	31,200
Copper sold (thousands of pounds)	**21,800**	44,300
Silver produced (ounces)	**7,744,600**	8,509,300
Silver sold (ounces)	**8,025,700**	9,050,300
Lead produced (thousands of pounds)	**41,000**	39,400
Lead sold (thousands of pounds)	**40,800**	41,700
Zinc produced (thousands of pounds)	**76,300**	98,400
Zinc sold (thousands of pounds)	**66,800**	96,600
Average realized gold price (per ounce)	**$1,339**	$1,685
Average London spot gold price (per ounce)	**$1,327**	$1,652
Average realized copper price (per pound)	**$3.40**	$3.62
Average London spot copper price (per pound)	**$3.21**	$3.50
Average realized silver price (per ounce)	**$18.71**	$27.06
Average London spot silver price (per ounce)	**$21.36**	$29.80
Average realized lead price (per pound)	**$0.95**	$1.04
Average London spot lead price (per pound)	**$0.95**	$0.90
Average realized zinc price (per pound)	**$0.85**	$0.92
Average London spot zinc price (per pound)	**$0.84**	$0.86
Total cash costs – by-product (per gold ounce)	**$551**	$220
Total cash costs – co-product (per gold ounce)	**$706**	$660
All-in sustaining cash costs (per gold ounce)	**$992**	$801

Production Data:

Red Lake gold mines :	Tonnes of ore milled	**204,200**	208,000
	Average mill head grade (grams per tonne)	**15.11**	19.18
	Gold ounces produced	**97,000**	121,200
	Total cash cost per ounce – by-product	**$640**	$535
	All-in sustaining cash cost per ounce	**$986**	$974
Porcupine mines :	Tonnes of ore milled	**1,123,600**	1,037,300
	Average mill head grade (grams per tonne)	**2.26**	1.67
	Gold ounces produced	**76,000**	53,100
	Total cash cost per ounce – by-product	**$637**	$929
	All-in sustaining cash cost per ounce	**$921**	$1,381
Musselwhite mine :	Tonnes of ore milled	**364,500**	339,500
	Average mill head grade (grams per tonne)	**5.37**	6.15
	Gold ounces produced	**59,800**	65,500
	Total cash cost per ounce – by-product	**$768**	$699
	All-in sustaining cash cost per ounce	**$1,114**	$1,236

SUMMARIZED FINANCIAL RESULTS (Cont.)
(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended September 30	
		2013	2012
Production Data (Cont.):			
Peñasquito :	Tonnes of ore mined	**19,818,000**	11,463,600
	Tonnes of waste removed	**24,968,400**	28,044,500
	Tonnes of ore milled	**10,115,100**	9,339,800
	Average head grade (grams per tonne) – gold	**0.50**	0.60
	Average head grade (grams per tonne) – silver	**24.08**	31.71
	Average head grade (%) – lead	**0.27**	0.26
	Average head grade (%) – zinc	**0.55**	0.70
	Gold ounces produced	**113,900**	126,000
	Silver ounces produced	**5,892,600**	6,978,400
	Lead (thousands of pounds) produced	**41,000**	39,400
	Zinc (thousands of pounds) produced	**76,300**	98,400
	Total cash cost per ounce – by-product	**$403**	($608)
	Total cash cost per ounce – co-product	**$843**	$625
	All-in sustaining cash cost per ounce	**$830**	$114
Los Filos mine :	Tonnes of ore mined	**6,805,300**	7,030,400
	Tonnes of waste removed	**11,626,000**	10,564,100
	Tonnes of ore processed	**6,753,400**	7,066,600
	Average grade processed (grams per tonne)	**0.67**	0.65
	Gold ounces produced	**73,400**	79,700
	Total cash cost per ounce – by-product	**$640**	$575
	All-in sustaining cash cost per ounce	**$891**	$839
El Sauzal mine :	Tonnes of ore mined	**587,300**	529,300
	Tonnes of waste removed	**3,121,900**	2,776,300
	Tonnes of ore milled	**504,500**	464,600
	Average mill head grade (grams per tonne)	**1.40**	1.11
	Gold ounces produced	**21,400**	15,500
	Total cash cost per ounce – by-product	**$751**	$806
	All-in sustaining cash cost per ounce	**$831**	$988
Marlin mine :	Tonnes of ore milled	**497,800**	489,100
	Average mill head grade (grams per tonne) – gold	**3.24**	3.25
	Average mill head grade (grams per tonne) – silver	**118**	111
	Gold ounces produced	**49,400**	47,900
	Silver ounces produced	**1,715,000**	1,523,300
	Total cash cost per ounce – by-product	**$259**	$40
	Total cash cost per ounce – co-product	**$603**	$597
	All-in sustaining cash cost per ounce	**$635**	$483

SUMMARIZED FINANCIAL RESULTS (Cont.)

(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended September 30	
		2013	2012
Production Data (Cont.):			
Marigold mine : [1]	Tonnes of ore mined	**3,114,800**	1,972,800
	Tonnes of waste removed	**6,349,000**	6,157,000
	Tonnes of ore processed	**3,114,800**	1,972,900
	Average grade processed (grams per tonne)	**0.36**	0.46
	Gold ounces produced	**25,200**	22,600
	Total cash cost per ounce – by-product	**$938**	$839
	All-in sustaining cash cost per ounce	**$1,476**	$1,509
Wharf mine :	Tonnes of ore mined	**166,800**	566,100
	Tonnes of ore processed	**996,900**	842,800
	Average grade processed (grams per tonne)	**0.63**	0.72
	Gold ounces produced	**16,700**	19,500
	Total cash cost per ounce – by-product	**$980**	$595
	All-in sustaining cash cost per ounce	**$1,204**	$875
Alumbrera mine : [2]	Tonnes of ore mined	**2,420,700**	3,252,900
	Tonnes of waste removed	**4,847,400**	6,853,000
	Tonnes of ore milled	**3,304,300**	3,815,200
	Average mill head grade (grams per tonne) – gold	**0.37**	0.45
	Average mill head grade (%) – copper	**0.37**	0.44
	Gold ounces produced	**28,900**	40,500
	Copper (thousands of pounds) produced	**21,400**	31,200
	Total cash cost per ounce – by-product	**($281)**	($628)
	Total cash cost per ounce – co-product	**$777**	$814
	All-in sustaining cash cost per ounce	**$307**	($434)
Pueblo Viejo mine : [3]	Tonnes of ore mined	**672,200**	-
	Tonnes of waste removed	**186,900**	-
	Tonnes of ore processed	**407,200**	-
	Average grade (grams per tonne) – gold	**6.23**	-
	Average grade (grams per tonne) – silver	**48.9**	-
	Gold ounces produced	**75,400**	-
	Silver ounces produced	**137,000**	-
	Total cash cost per ounce – by-product	**$553**	-
	Total cash cost per ounce – co-product	**$576**	-
	All-in sustaining cash cost per ounce	**$661**	-
Financial Data:			
Cash flows from operating activities		**$274**	$433
Net earnings attributable to shareholders of Goldcorp Inc.		**$5**	$498
Net earnings per share – basic		**$0.01**	$0.61
Adjusted net earnings per share – basic		**$0.23**	$0.54
Weighted average shares outstanding (000's)		**812,160**	810,696

(1) Shown at Goldcorp's interest – 66.7%

(2) Shown at Goldcorp's interest – 37.5%

(3) Shown at Goldcorp's interest – 40.0%

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)

(In millions of United States dollars, except for per share amounts – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2013	2012[4]	**2013**	2012[4]
Revenues	$ **929**	$ 1,282	$ **2,833**	$ 3,574
Mine operating costs				
Production costs	**(532)**	(518)	**(1,580)**	(1,453)
Depreciation and depletion	**(163)**	(163)	**(478)**	(448)
	(695)	(681)	**(2,058)**	(1,901)
Earnings from mine operations	**234**	601	**775**	1,673
Exploration and evaluation costs	**(9)**	(17)	**(34)**	(52)
Share of net (losses) earnings of associates	**(155)**	171	**(101)**	168
Impairment of mining interests and goodwill	**-**	-	**(2,558)**	-
Corporate administration	**(66)**	(59)	**(189)**	(188)
Earnings (loss) from operations and associates	**4**	696	**(2,107)**	1,601
Losses on securities, net	**(3)**	(5)	**(15)**	(67)
Gains (losses) on derivatives, net	**8**	(93)	**79**	29
Finance costs	**(12)**	(7)	**(40)**	(22)
Other (expenses) income	**(2)**	3	**-**	10
(Loss) earnings before taxes	**(5)**	594	**(2,083)**	1,551
Income tax recovery (expense)	**10**	(96)	**463**	(306)
Net earnings (loss) attributable to shareholders of Goldcorp Inc.	$ **5**	$ 498	$ **(1,620)**	$ 1,245
Net earnings (loss) per share				
Basic	$ **0.01**	$ 0.61	$ **(2.00)**	$ 1.54
Diluted	**-**	0.61	**(2.01)**	1.48

(4) Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions of United States dollars – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2013	2012[4]	**2013**	2012[4]
Net earnings (loss) attributable to shareholders of Goldcorp Inc.	$ **5**	$ 498	$ **(1,620)**	$ 1,245
Other comprehensive income (loss), net of tax				
Items that may be reclassified subsequently to net earnings (loss):				
Mark-to-market gains (losses) on available-for-sale securities	**14**	19	**(52)**	(47)
Reclassification adjustment for impairment losses included in net earnings (loss)	**2**	6	**15**	61
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net earnings (loss)	**-**	(1)	**(1)**	(1)
	16	24	**(38)**	13
Items that will not be reclassified to net earnings (loss):				
Re-measurements on defined benefit pension plans	**(4)**	-	**(4)**	-
	(4)	-	**(4)**	-
Total other comprehensive income (loss), net of tax	$ **12**	$ 24	$ **(42)**	$ 13
Total comprehensive income (loss) attributable to shareholders of Goldcorp Inc.	$ **17**	$ 522	$ **(1,662)**	$ 1,258

(4)   Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of United States dollars – Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2013	2012[4]	**2013**	2012[4]
Operating Activities				
Net earnings (loss)	$ **5**	$ 498	$ **(1,620)**	$ 1,245
Adjustments for:				
Dividends from associates	**27**	-	**71**	-
Reclamation expenditures	**(4)**	(6)	**(12)**	(17)
Items not affecting cash:				
Losses on securities, net	**3**	5	**15**	67
Impairment of mining interests and goodwill	**-**	-	**2,558**	-
Reversal of impairment of Primero convertible note	**-**	(8)	**-**	-
Depreciation and depletion	**163**	163	**478**	448
Share of net losses (earnings) of associates	**155**	(171)	**101**	(168)
Share-based compensation expense	**24**	22	**64**	72
Unrealized gains on derivatives, net	**(4)**	95	**(66)**	(27)
Accretion of reclamation and closure cost obligations	**5**	4	**15**	11
Deferred income tax expense (recovery)	**29**	(17)	**(540)**	(95)
Other	**9**	9	**32**	7
Change in working capital	**(138)**	(161)	**(448)**	(261)
Net cash provided by operating activities	**274**	433	**648**	1,282
Investing Activities				
Expenditures on mining interests	**(497)**	(567)	**(1,493)**	(1,683)
Deposits on mining interests expenditures	**(44)**	(96)	**(163)**	(192)
Interest paid	**(14)**	(8)	**(23)**	(17)
Purchases of money market securities and other investments	**(17)**	-	**(615)**	(17)
Proceeds from sales of securities and other investments, net	**490**	-	**603**	283
Other	**1**	2	**-**	13
Net cash used in investing activities	**(81)**	(669)	**(1,691)**	(1,613)
Net cash provided by investing activities of discontinued operations	**-**	-	**8**	5
Financing Activities				
Debt borrowings, net of borrowing costs	**-**	-	**1,481**	-
Borrowings from associates	**-**	-	**131**	-
Common shares issued, net of issue costs	**3**	23	**3**	32
Dividends paid to shareholders	**(122)**	(109)	**(365)**	(328)
Net cash (used in) provided by financing activities	**(119)**	(86)	**1,250**	(296)
Effect of exchange rate changes on cash and cash equivalents	**(1)**	-	**-**	-
Increase (decrease) in cash and cash equivalents	**73**	(322)	**215**	(622)
Cash and cash equivalents, beginning of period	**899**	1,158	**757**	1,458
Cash and cash equivalents, end of period	$ **972**	$ 836	$ **972**	$ 836

(4)   Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(In millions of United States dollars – Unaudited)

	September 30 2013	December 31 2012[4]	January 1 2012[4]
Assets			
Current assets			
Cash and cash equivalents	$ 972	$ 757	$ 1,458
Money market investments	17	-	272
Accounts receivable	400	567	403
Inventories and stockpiled ore	863	696	550
Notes receivable	5	5	40
Income taxes receivable	202	25	5
Other	208	145	83
	2,667	2,195	2,811
Mining interests			
Owned by subsidiaries	22,824	23,902	22,249
Investments in associates	2,519	2,663	1,940
	25,343	26,565	24,189
Goodwill	1,454	1,737	1,737
Investments in securities	108	162	207
Notes receivable	28	37	42
Deposits on mining interests expenditures	93	95	73
Other	240	188	87
Total assets	$ 29,933	$ 30,979	$ 29,146
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	$ 835	$ 830	$ 545
Income taxes payable	24	101	32
Current portion of long-term debt	819	-	-
Derivative liabilities	80	68	65
Other	221	69	39
	1,979	1,068	681
Deferred income taxes	4,874	5,434	5,442
Long-term debt	1,481	783	737
Derivative liabilities	4	79	237
Provisions	477	500	355
Income taxes payable	56	62	113
Other	103	124	96
Total liabilities	8,974	8,050	7,661
Equity			
Shareholders' equity			
Common shares, stock options and restricted share units	17,174	17,117	16,992
Investment revaluation reserve	13	51	43
Retained earnings	3,559	5,548	4,237
	20,746	22,716	21,272
Non-controlling interests	213	213	213
Total equity	20,959	22,929	21,485
Total liabilities and equity	$ 29,933	$ 30,979	$ 29,146

(4)   Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.